UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

      BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐	No ☒

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

BLUE SQUARE - ISRAEL ANNOUNCES BOARD APPROVAL OF THE REORGANIZATION
OF BLUE SQUARE RETAIL ACTIVITIES  AND THE EXAMINATION OF A SUGGESTED
REORGANIZATION IN ITS REAL ESTATE ACTIVITIES

Rosh Ha'ayin, Israel, December 30, 2008 - Blue Square - Israel Ltd. (NYSE:BSI) (the "Company") announced today that its Board of Directors has approved a reorganization of the Company's retail activities and is examining a suggested reorganization of its real estate activities.  As part of the retail activities reorganization, the retail activities would be centralized in Blue Square's wholly owned subsidiary, the Blue Square Chain Investments & Properties Ltd. ("BSIP"). As part of the suggested real estate activities reorganization, further to the transfer of real estate assets by the company to its subsidiary Blue Square Real Estate Ltd. ("BSRE") and the IPO of BSRE (now held 80% by the company) performed in 2006, the company now considers the transfer of   real estate assets held by BSIP and its subsidiaries to BSRE, so that real estate activities would be centralized in BSRE.

Retail Activities

The retail activities of the Company would be centralized in BSIP pursuant to (i) an agreement for the transfer of some of the intangible assets related to the retail activities from the Company to BSIP as a tax exempt transaction pursuant to the Israeli Income Tax Ordinance [New Version] and (ii) an agreement for the transfer of the other assets and liabilities of the retail activities from the Company to BSIP primarily on the basis of their book value as reflected in the financial statements of the Company.

In addition, as part of the reorganization of the retail activities, BSIP will merge with its wholly owned subsidiary, The Blue Square Chain (Hyper Hyper) Ltd. ("Hyper Hyper"), as a tax exempt transaction pursuant to the Israeli Income Tax Ordinance [New Version].  As a result of this transaction, all of the retail activity of Hyper Hyper will be transferred to BSIP.

Real Estate Activities

As part of the suggested real estate activities reorganization, further to the transfer of real estate assets by the company to its subsidiary BSRE and the IPO of BSRE (now held 80% by the company) performed in 2006 , the real estate assets of the Company would be centralized in BSRE through the sale of real estate assets (and related leases) from BSIP (and Hyper Hyper) to BSRE for an aggregate consideration to be determined according to appraisal and is expected to be approximately NIS 400-500 million.   In the context of this transaction, BSIP will execute lease agreements with BSRE for the real estate currently used by BSIP, Hyper Hyper and the Company.    This transfer of real estate activities is currently under examination and would be subject to further approval by the board of directors of the company, as well as  BSRE  Audit Committee, Board of Directors and shareholders meeting approval.

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Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 194 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By: /s/ Elli Levinson Sela
Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Dated: December 30, 2008